UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JA Solar Holdings Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share1
American Depositary Shares, each representing five ordinary shares
(Title of Class of Securities)

466090107
(CUSIP Number)

Jinglong Group Co., Ltd. Mr. JIN Baofang 5/F, 36 Jiang Chang San Road Zhabei, Shanghai 200436 The People’s Republic of China Tel: +86-21-6117 9188 Fax: +86-21-6117 9188
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________________
1	Not for trading, but only in connection with the listing on Nasdaq Global Select Market of American depositary shares, each representing five ordinary shares.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466090107

1.	NAME OF REPORTING PERSON: Jinglong Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,897,366
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 38,897,366
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,897,366
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%(1)
14.	TYPE OF REPORTING PERSON CO

(1)           Percentage calculated based on 252,366,417 ordinary shares outstanding as of March 31, 2015, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 27, 2015.

CUSIP No.	466090107

1.	NAME OF REPORTING PERSON: Mr. Jin Baofang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 555,610
	8.	SHARED VOTING POWER 38,897,366
	9.	SOLE DISPOSITIVE POWER 555,610
	10.	SHARED DISPOSITIVE POWER 38,897,366
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,452,976
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%(1)
14.	TYPE OF REPORTING PERSON IN

(1)           Percentage calculated based on 252,366,417 ordinary shares outstanding as of March 31, 2015, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 27, 2015.

INTRODUCTORY NOTE

This amendment No. 5 (“Amendment No. 5”) to Schedule 13D is filed jointly by Jinglong Group Co., Ltd. and Mr. Jin Baofang (each, a “Reporting Person” and collectively, the “Reporting Persons”), with respect to JA Solar Holdings Co., Ltd. (the “Issuer” or “Company”).

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed on behalf of Jinglong Group Co., Ltd. with the United States Securities and Exchange Commission (the “SEC”) on December 2, 2008, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on June 11, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on December 21, 2009, Amendment No. 3 to Schedule 13D filed with the SEC on September 16, 2010, and Amendment No. 4 to Schedule 13D filed with the SEC on December 6, 2011 (as amended and supplemented to date, the “Original Schedule 13D”), and represents the initial statement on Schedule 13D filed jointly by the Reporting Persons. Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Schedule 13D.

ITEM 1.	SECURITIES AND ISSUER

Item 1 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 5 relates to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), including Ordinary Shares represented by American depositary shares (“ADSs”), each representing five Ordinary Shares, of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and replaced by the following:

(a) – (c), (f)     This Amendment No. 5 is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Amendment No. 5. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01.

Jinglong Group Co., Ltd. (“Jinglong”) is a company incorporated in the British Virgin Islands. The principal business of Jinglong is that of an investment holding company. The address of Jinglong’s principal business office is Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People’s Republic of China.  Mr. Jin Baofang is the largest shareholder and the sole director of Jinglong.

Mr. Jin Baofang (“Mr. Jin”) is the Executive Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  The business address of Mr. Jin is Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People’s Republic of China. Mr. Jin is a citizen of the People’s Republic of China.

(d) – (e)     During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$413.7 million will be expended in acquiring the 213,469,051 Ordinary Shares (including Ordinary Shares represented by ADSs) not currently owned by the Reporting Persons (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital arranged by the Reporting Persons.  It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to the Acquisition Vehicle (as defined in Item 4 below).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 5, 2015, the Reporting Persons, on behalf of themselves, submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Reporting Persons proposed to acquire, through an acquisition vehicle (the “Acquisition Vehicle”) to be established by the Reporting Persons, all of the Publicly Held Shares for US$1.938 in cash per share, or US$9.69 in cash per ADS. The Reporting Persons intend to finance the transactions contemplated under the Proposal through a combination of debt and equity capital arranged by the Reporting Persons.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s shareholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, and the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Ordinary Shares and ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Global Select Market.

References to the Proposal in this Amendment No. 5 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and replaced by the following:

(a) – (b)     The following disclosure assumes that there are 252,366,417 ordinary shares outstanding as of March 31, 2015, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 27, 2015.

The responses of the Reporting Persons to Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

As of the date hereof, Jinglong directly holds 38,897,366 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 15.4% of the outstanding Ordinary Shares. Jinglong has sole power to vote and to dispose of the 38,897,366 Ordinary Shares.2

As the sole director and the largest shareholder of Jinglong, Mr. Jin has the power to direct the business decisions of Jinglong, and therefore shares the voting and dispositive power over the 38,897,366 Ordinary Shares held by Jinglong.

As of the date hereof, Mr. Jin directly holds vested restricted stock units and options to acquire 555,610 Ordinary Shares, representing approximately 0.2% of the outstanding Ordinary Shares. Mr. Jin has sole power to vote and to dispose of the 555,610 Ordinary Shares.

(c)     Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Amendment No. 5

(d)     Not applicable.

(e)     Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 8, 2015.

_______________________
2
As of December 6, 2011, Jinglong directly holds 57,676,469 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 29.6% of the outstanding Ordinary Shares as of the date thereof.  From April 2012 to April 2013, Jinglong acquired a net of 1,220,897 Ordinary Shares through a series of transactions on the open market, pursuant to the Stock Trading Plan, dated as of November 28, 2008, by and between Jinglong and Credit Suisse Singapore Branch, and the Rule 10b5-1 Trading Plan, dated as of August 28, 2008, by and between Jinglong and UBS Financial Services Inc. (collectively, the “Rule 10b5-1 Trading Plans”), representing approximately 0.6% of the outstanding Ordinary Shares as of the date thereof.  From January 2014 to March 2014, Jinglong disposed of an aggregate of 20,000,000 Ordinary Shares through a series of transactions on the open market, pursuant to the Rule 10b5-1 Trading Plans, representing approximately 8.8% of the outstanding Ordinary Shares as of the date thereof.

Exhibit 7.02	Proposal Letter from the Reporting Persons to the Company’s board of directors, dated as of June 5, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

JINGLONG GROUP CO., LTD.

By:	/s/ Jin Baofang
	Name:	Jin Baofang
	Title:	Sole Director

JIN BAOFANG

By:	/s/ Jin Baofang

[Signature Page to Schedule 13D]